# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Eupraxia Pharmaceuticals Inc., CIK 0001581178
CUSIP: 29842P105
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 201-2067 Cadboro Bay Road, Victoria, British Columbia, Canada (Federal Level) (Z4), V8R 5G4
Date of event which requires filing of this statement: 03/13/2026
Filed by CIK 0002043590
Persons authorized to receive notices and communications: Gavin Froehlich, 201-2067 Cadboro Bay Road, Victoria, British Columbia, Canada (Federal Level) (Z4), V8R 5G4, 778-763-1682

## Reporting persons
- Joseph S. Freedman (CIK 0002043590): type of reporting person: individual (IN); source of funds: personal funds (PF); sole voting power 4,309,205; shared voting power 1,534,010; sole dispositive power 4,309,205; shared dispositive power 1,534,010; aggregate amount beneficially owned 5,843,215 (9% of the class)
  Comment: (1) Rows 7 through 11 include (a) 1,699,157 of the Issuer's (as defined below) common shares, with no par value (the "Common Shares") and 1,493,985 Common Shares underlying Issuer's Series 1 preferred shares, with no par value (the "Preferred Shares") held by Joseph S. Freedman; (b) 334,010 Common Shares and 1,200,000 Common Shares underlying Preferred Shares held by Mr. Freedman's spouse; (c) options to purchase 155,000 Common Shares (the "Option Shares") which are both owned by and exercisable within sixty (60) days at the discretion of Mr. Freedman; (d) 10,000 Common Shares underlying restricted stock units (the "RSU Shares") which are both owned and exercisable within sixty (60) days at the discretion of Mr. Freedman; (e) 387,300 Common Shares and 460,000 Common Shares underlying Preferred Shares owned by a trust for which Mr. Freedman serves as the sole trustee; and (f) 103,763 Common Shares held by the minor children of Mr. Freedman. Mr. Freedman disclaims beneficial ownership of the Common Shares held by his minor children.
  (2) Row 13 is calculated based on the Common Shares, Preferred Shares, Option Shares and RSU Shares, beneficially owned by the Reporting Person relative to the Issuer's 61,503,180 outstanding Common Shares, as of March 13 2026, as reported in the Issuer's Annual Report on Form 40-F for the fiscal year ended December 31, 2025, filed with the SEC on March 13, 2026, plus the 3,153,985 Preferred Shares, 155,000 Option Shares and 10,000 RSU Shares.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Eupraxia Pharmaceuticals Inc.
Address of issuer's principal executive offices: 201-2067 Cadboro Bay Road, Victoria, British Columbia, Canada (Federal Level) (Z4), V8R 5G4
Comment: The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed with the Securities and Exchange Commission on November 7, 2024 and amended on September 26, 2025 (as amended, the "Schedule 13D") by Joseph S. Freedman (the "Reporting Person"). This Amendment No. 1 supplements Item 3 and amends and restates Items 5 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended to add the following: On February 20, 2026, the Reporting Person purchased 275,517 Common Shares, and his spouse purchased 4,483 Common Shares, in an underwritten public offering (the "2026 Offering") at a price of $7.00 per share for an aggregate purchase price of $1,960,000. The source of the funds used to pay the purchase price was the Reporting Person's personal funds for the 275,517 Common Shares and his spouse's personal funds for the 4,483 Common Shares purchased by her.

On February 27, 2026, the Trust acquired 150,000 Common Shares upon the exercise of 150,000 warrants at an exercise price of $2.20 for an aggregate purchase price of $330,000. The source of funds used to pay the purchase price was funds of the Trust.

On February 27, 2026, Mr. Freedman's children acquired 20,000 Common Shares upon the exercise of 20,000 warrants at an exercise price of $2.20 for an aggregate purchase price of $44,000. The source of funds used to pay the purchase price was funds of Mr. Freedman's children.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 is hereby amended and restated to read as follows: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Common Shares, Preferred Shares, Option Shares and RSU Shares and percentage of Common Shares beneficially owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the Common Shares, Preferred Shares, Option Shares and RSU Shares as to which the Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition thereof.
Transactions in the class effected during the past sixty days: Other than as described in Item 3, the Reporting Person has not effected any transactions involving Common Shares in the 60 days prior to filing this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Joseph S. Freedman: /s/ Joseph S. Freedman, Joseph S. Freedman (03/16/2026)